Filed Pursuant to Rule 424(b)(3)
Registration No. 333-222630
BLACK CREEK DIVERSIFIED PROPERTY FUND INC.
SUPPLEMENT NO. 2 DATED APRIL 15, 2020
TO THE PROSPECTUS DATED SEPTEMBER 5, 2019
This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Diversified Property Fund Inc., dated September 5, 2019 as supplemented by Supplement No. 1 dated April 6, 2020 (the “Prospectus”). This Supplement supersedes and replaces all prior supplements to the Prospectus. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
The purpose of this Supplement is to disclose:

•	the transaction price for each class of our common stock as of May 1, 2020;

•	the calculation of our March 31, 2020 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;

•	the status of this offering;

•	the impact of the novel coronavirus (“COVID-19”);

•	updated risk factors; and

•	updated experts information.

•	MAY 1, 2020 TRANSACTION PRICE
The transaction price for each share class of our common stock for subscriptions accepted (and distribution reinvestment plan issuances) as of May 1, 2020 (and redemptions as of April 30, 2020) is as follows:

Share Class	Transaction Price (per share)
Class T	$7.5275
Class S	$7.5275
Class D	$7.5275
Class I	$7.5275
Class E	$7.5275
The transaction price for each of our share classes is equal to such class’s NAV per share as of March 31, 2020. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

•	MARCH 31, 2020 NAV PER SHARE
Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.blackcreekdiversified.com and is also available on our toll-free, automated telephone line at (888) 310-9352. Please see “Net Asset Value Calculation and Valuation Procedures” in our Prospectus for a more detailed description of our valuation procedures, including important disclosure regarding real property valuations provided by Altus Group U.S. Inc. (the “Independent Valuation Firm”). All parties engaged by us in the calculation of our NAV, including the Advisor, are subject to the oversight of our board of directors. Generally, all of our real properties are appraised once each calendar year by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by the Independent Valuation Firm.
As used below, “Fund Interests” means our outstanding shares of common stock, along with the partnership units in our operating partnership (“OP Units”) held by third parties, and “Aggregate Fund NAV” means the NAV of all of the Fund Interests.

The following table sets forth the components of total NAV as of March 31, 2020 and February 29, 2020:

	As of
(in thousands)	March 31, 2020	February 29, 2020
Investments in office properties	$738,150	$730,400
Investments in retail properties	911,650	910,550
Investments in multi-family properties	304,500	305,050
Investments in industrial properties	263,800	258,300
Investments in debt assets	33,878	30,613
Cash and cash equivalents	117,245	87,184
Restricted cash	10,619	10,413
Other assets	31,543	30,009
Line of credit, term loans and mortgage notes	(861,395)	(861,652)
Financing obligations associated with our DST Program	(344,148)	(303,276)
Other liabilities	(36,672)	(31,475)
Accrued performance-based fee	(1,348)	(992)
Accrued advisory fees	(1,372)	(1,332)
Aggregate Fund NAV	$1,166,450	$1,163,792
Total Fund Interests outstanding	154,959	154,635

The following table sets forth the NAV per Fund Interest as of March 31, 2020 and February 29, 2020:

(in thousands, except per Fund Interest data)	Total	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	OP Units
As of March 31, 2020
Monthly NAV	$1,166,450	$56,777	$163,992	$28,723	$342,135	$487,477	$87,346
Fund Interests outstanding	154,959	7,543	21,786	3,815	45,451	64,760	11,604
NAV Per Fund Interest	$7.5275	$7.5275	$7.5275	$7.5275	$7.5275	$7.5275	$7.5275
As of February 29, 2020
Monthly NAV	$1,163,792	$49,016	$164,704	$27,510	$338,080	$492,389	$92,093
Fund Interests outstanding	154,635	6,513	21,884	3,655	44,921	65,425	12,237
NAV Per Fund Interest	$7.5261	$7.5261	$7.5261	$7.5261	$7.5261	$7.5261	$7.5261
Under GAAP, we record liabilities for ongoing distribution fees (i) that we currently owe the Dealer Manager under the terms of our Dealer Manager agreement and (ii) for an estimate that we may pay to the Dealer Manager in future periods for shares of our common stock. As of March 31, 2020, we estimated approximately $15.2 million of ongoing distribution fees were potentially payable to the Dealer Manager. We do not deduct the liability for estimated future distribution fees in our calculation of NAV since we intend for our NAV to reflect our estimated value on the date that we determine our NAV. Accordingly, our estimated NAV at any given time does not include consideration of any estimated future distribution fees that may become payable after such date.
The valuation for our real properties as of March 31, 2020 was provided by the Independent Valuation Firm in accordance with our valuation procedures and determined starting with the appraised value. Certain key assumptions that were used by the Independent Valuation Firm in the discounted cash flow analysis are set forth in the following table based on weighted-averages by property type.

	Office	Retail	Multi-family	Industrial	Weighted-Average Basis
Exit capitalization rate	6.34%	6.34%	5.36%	5.90%	6.15%
Discount rate / internal rate of return (“IRR”)	6.94%	6.82%	6.64%	6.79%	6.83%
Annual market rent growth rate	3.01%	2.95%	3.00%	2.89%	2.97%
Average holding period (years)	10.0	10.0	10.0	10.0	10.0

A change in the exit capitalization and discount rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties:

Input	Hypothetical Change	Office	Retail	Multi-family	Industrial	Weighted-Average Values
Exit capitalization rate (weighted-average)	0.25% decrease	2.99%	2.48%	3.06%	2.94%	2.79%
	0.25% increase	(2.76)%	(2.29)%	(2.78)%	(2.69)%	(2.56)%
Discount rate (weighted-average)	0.25% decrease	2.12%	1.93%	1.96%	1.97%	2.00%
	0.25% increase	(2.07)%	(1.88)%	(1.91)%	(1.92)%	(1.95)%

•	STATUS OF THIS OFFERING
As of April 1, 2020, we had raised gross proceeds of approximately $291.1 million from the sale of approximately 38.9 million shares in this offering, including proceeds from our distribution reinvestment plan of approximately $18.7 million. As of April 1, 2020, approximately $2.71 billion in shares remained available for sale pursuant to this offering, including approximately $481.3 million in shares available for sale through our distribution reinvestment plan.

•	IMPACTS OF COVID-19
As the impacts of the COVID outbreak continue to reverberate throughout all sectors of the global economy, rising unemployment, business closures, shelter-in-place orders and weakening corporate balance sheets have significantly impacted commercial real estate. The extent of this impact varies dramatically across real estate product types and markets, with the most severely impacted sectors being hospitality, gaming, shopping malls, senior housing, student housing, as well as real estate securities - none of which we own. As of March 31, 2020, our portfolio contains 51 properties with over 450 commercial tenants, is 93% leased and has an annualized rent breakdown of 37.0% office, 13.7% Class A multifamily, 10.5% industrial and 38.8% retail which is primarily grocery-anchored. Based on rent collections to date, we currently project to collect approximately 80% of our scheduled April rent across the portfolio this month, compared to average annual collections of over 99% prior to the pandemic. We are pleased with these collections given the pandemic’s significant impacts on the broader economy, thus reflecting the relatively defensive nature of our assets. Most of the difference in collection rates is due to rent deferment plans we are creating for our otherwise successful tenants who are struggling with COVID-related business interruption to help bridge them through this difficult time. This, coupled with various government stimulus efforts designed to help smaller businesses in this environment, should help us recover a significant portion of near-term deferred rent over time.
In light of current economic conditions, Altus Group U.S. Inc. (the “Independent Valuation Firm”) recently made certain COVID-related adjustments to the cash flows used to determine our real estate valuations, which ultimately drive our NAV. We believe these adjustments reflect the current risk to our portfolio as a result of COVID and the Independent Valuation Firm will continue to update these assumptions as information unfolds. That said, these negative cash flow impacts were largely offset by regular value increases associated with rolling cash flows forward as part of our valuation process as well as appreciation following a positive 94,000 square foot leasing event at an office property in Austin, Texas during the first quarter of 2020. Despite dramatic shifts in the economy and certain near term collection issues to work through, our NAV as of March 31, 2020 is $7.53 per share. Our NAV per share remained flat relative to the previous month’s NAV per share and our dividend represents a 5.0% annualized gross dividend yield.

•	RISK FACTORS
The following risk factors supplement the risk factors and/or supersede and replace the similar risk factors contained in the Prospectus and all similar disclosure in the Prospectus:
The current outbreak of the novel coronavirus, or COVID-19, has caused severe disruptions in the U.S. and global economy and will likely have an adverse impact on our financial condition and results of operations. This impact could be materially adverse to the extent the current COVID-19 outbreak, or future pandemics, cause tenants to be unable to pay their rent or reduce the demand for commercial real estate, or cause other impacts described below.
In December 2019, a novel strain of coronavirus (COVID-19) was reported to have surfaced in Wuhan, China. COVID-19 has since spread to over 100 countries, including the United States. COVID-19 has also spread to every state in the United States. On March 11, 2020 the World Health Organization declared COVID-19 a pandemic, and on March 13, 2020 the United States declared a national emergency with respect to COVID-19.

The outbreak of COVID-19 in many countries, including the United States, continues to adversely impact global economic activity and has contributed to significant volatility and negative pressure in financial markets. The global impact of the outbreak has been rapidly evolving and, as cases of the virus have continued to be identified in additional countries, many countries, including the United States, have reacted by instituting quarantines and restrictions on travel.
Nearly all U.S. cities and states, including cities and states where our properties are located, have also reacted by instituting quarantines, restrictions on travel, “shelter in place” rules, restrictions on types of business that may continue to operate, and/or restrictions on types of construction projects that may continue. We expect that additional states and cities will implement similar restrictions and there can be no assurances as to the length of time these restrictions will remain in place. The COVID-19 outbreak has had, and future pandemics could have, a significant adverse impact on economic and market conditions of economies around the world, including the United States, and has triggered a period of global economic slowdown or global recession.
The effects of COVID-19 or another pandemic could adversely affect us and/or our tenants due to, among other factors:

•
the unavailability of personnel, including executive officers and other leaders that are part of the management team and the inability to recruit, attract and retain skilled personnel-to the extent management or personnel are impacted in significant numbers by the outbreak of pandemic or epidemic disease and are not available or allowed to conduct work—business and operating results may be negatively impacted;

•
difficulty accessing debt and equity capital on attractive terms, or at all—a severe disruption and instability in the global financial markets or deteriorations in credit and financing conditions may affect our and our tenants’ ability to access capital necessary to fund business operations or replace or renew maturing liabilities on a timely basis, and may adversely affect the valuation of financial assets and liabilities, any of which could affect our ability to meet liquidity and capital expenditure requirements or have a material adverse effect on our business, financial condition, results of operations and cash flows;

•	an inability to operate in affected areas, or delays in the supply of products or services from the vendors that are needed to operate effectively;

•
tenants’ inability to pay rent on their leases or our inability to re-lease space that is or becomes vacant, which inability, if extreme, could cause us to: (i) no longer be able to pay distributions at our current rates or at all in order to preserve liquidity and (ii) be unable to meet our debt obligations to lenders, which could cause us to lose title to the properties securing such debt, trigger cross-default provisions, or could cause us to be unable to meet debt covenants, which could cause us to have to sell properties or refinance debt on unattractive terms;

•	an inability to ensure business continuity in the event our continuity of operations plan is not effective or improperly implemented or deployed during a disruption;

•	our inability to raise capital in our ongoing public offerings, if investors are reluctant to purchase our shares;

•	our inability to deploy capital due to slower transaction volume which may be dilutive to shareholders; and

•	our inability to satisfy redemption requests and preserve liquidity, if demand for redemptions exceeds the limits of our share redemption program or ability to fund redemptions.
Because our property investments are located in the United States, COVID-19 has begun and will continue to impact our properties and operating results given its continued spread within the United States reduces occupancy, increases the cost of operation, results in limited hours or necessitates the closure of such properties. In addition, quarantines, states of emergencies and other measures taken to curb the spread of COVID-19 may negatively impact the ability of such properties to continue to obtain necessary goods and services or provide adequate staffing, which may also adversely affect our properties and operating results.
Customers and potential customers of the properties we own operate in industries that are being adversely affected by the disruption to business caused by this global outbreak. Tenants or operators have been, and may in the future be, required to suspend operations at our properties for what could be an extended period of time. For example, with respect to our retail properties, individual non-essential stores have been, and may continue to be, closed for an extended period of time or only open certain hours of the day. Certain of our office and industrial properties have been negatively impacted by similar impacts on our tenants’ businesses. Our multifamily properties have been impacted by declining household incomes and wealth, which may result in delinquencies or vacancies. A significant number of our customers have requested rent concessions and more customers may request rent concessions or may not pay rent in the future. This could lead to increased customer delinquencies and/or defaults under leases, a lower demand for rentable space leading to increased concessions or lower occupancy, and/or tenant improvement expenditures, or reduced rental rates to maintain occupancies. Our operations could be materially negatively affected if the economic downturn is prolonged, which could adversely affect our operating results, ability to pay our distributions, our ability to repay or refinance our debt, and the value of our shares.
The rapid development and fluidity of this situation precludes any prediction as to the ultimate impact of COVID-19. The full extent of the impact and effects of COVID-19 on our future financial performance, as a whole, and, specifically, on our real estate property holdings are uncertain at this time. The impact will depend on future developments, including, among other factors, the duration and spread of the outbreak, along with related travel advisories and restrictions, the recovery time of the disrupted supply chains, the consequential staff shortages, and production delays, and the uncertainty with respect to the duration of the global economic slowdown. COVID-19 and the current financial, economic and capital markets environment, and future developments in these and other areas present uncertainty and risk with respect to our performance, financial condition, results of operations, cash flows, and value of our shares.
The current outbreak of COVID-19 and resulting impacts on the U.S. economy and financial markets has created extreme uncertainty and volatility with respect to the current and future values of real estate, and therefore our NAV per share, as well as the market value of our debt (including associated interest rate hedges). As a result, our NAV per share may not reflect the actual realizable value of our underlying properties at any given time or the market value of our debt (including associated interest rate hedges).
The current outbreak of COVID-19 and resulting impacts on the U.S. economy and financial markets have created extreme uncertainty and volatility with respect to the current and future values of real estate and real estate-related assets, borrowings and hedges. The recent COVID-19 pandemic is expected to continue to have a significant impact on local, national and global economies and has resulted in a world-wide economic slowdown. The fallout from the ongoing pandemic on our investments is uncertain; however, it is expected to have a negative impact on the overall real estate market. In addition, slower transaction volume may result in less data for assessing real estate values. This increases the risk that our NAV per share may not reflect the actual realizable value of our underlying properties at any given time, as valuations and appraisals of our properties and real estate-related assets are only estimates of market value as of the end of the prior month and may not reflect the changes in values resulting from the COVID-19 pandemic, as this impact is occurring rapidly and is not immediately quantifiable. To the extent real estate values decline after the date we disclose our NAV, whether due to the COVID-19 outbreak or otherwise, (i) we may overpay to redeem our shares, which would adversely affect the investment of non-redeeming stockholders, and (ii) new investors may overpay for their investment in our common stock, which would heighten their risk of loss. Furthermore, because we generally do not mark to market our property-level mortgages and corporate-level credit facilities that are intended to be held to maturity, or our associated interest rate hedges that are intended to be held to maturity, the realizable value of our company or our assets that are encumbered by debt may be higher or lower than the value used in the calculation of our NAV. This risk may be exacerbated by the current market volatility, which can lead to large and sudden swings in the fair value of our assets and liabilities. We currently estimate the fair value of our debt (inclusive of associated interest rate hedges) that was intended to be held to maturity as of March 31, 2020 was $18.1 million higher than par for such debt in aggregate, meaning that if we used the fair value of our debt rather than par (and treated the associated hedge as part of the same financial instrument), our NAV would be lower by approximately $18.1 million, or $0.12 per share, as of March 31, 2020.

•	EXPERTS
The statements included in this Supplement under “March 31, 2020 NAV Per Share,” relating to the role of Altus Group U.S., Inc. as the Independent Valuation Firm, and the valuation of the real properties and related assumptions have been reviewed by Altus Group U.S., Inc., an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in property valuations.